UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2009

STRATA OIL & GAS INC.
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(Registrant’s Name)

717 7th Ave., SW, Suite 1750
Calgary, Alberta T2P OZ3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]          No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Strata Oil & Gas Inc. (the “Registrant”) will hold its Annual General Meeting of Shareholders on August 20, 2009 at 9:00 a.m. (Pacific Time) at Suite 1700 - 1185 West Georgia Street, Vancouver, B.C., Canada.  In connection with the meeting, on or about July 24, 2009, the Registrant mailed to its shareholders (i) an Information Circular, (ii) a Notice of Annual and Special Meeting of Shareholders, and (iii) a Proxy Card.

For all the provisions of the Information Circular, the Notice of Annual Meeting of Shareholders, and the Proxy Card reference is hereby made to such documents annexed hereto as Exhibits 99.1, 99.2, and 99.3 respectively.  All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Manny Dhinsa
Name: Manny Dhinsa
Title: President and Chief Executive Officer

Date:    July 24, 2009